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BC-MN-H210                                               CHRISTOPHER O. PETERSEN
800 Nicollet Mall, Suite 2100                                  Corporate Counsel
Minneapolis, Minnesota  55402-7020

Direct Dial: 612.303.1606
Facsimile:   612.303.7882
E-mail:      christopher.petersen@usbank.com




December 19, 2002

Securities and Exchange Commission
Attn: Cindy Rose
450 5th Street N.W.                                                        EDGAR
Washington, D.C. 20549-0506                                                -----


         RE:      FIRST AMERICAN STRATEGY FUNDS, INC.
                  (FILE NOS. 333-07463 AND 811-7687)

Dear Ms. Rose:

         Pursuant to our conversation, please note that this transmission was originally filed on November 26 as EDGAR Correspondence. It is being re-filed as a Withdrawal request, effective as of November 26, 2002, and is intended to accomplish the withdrawal of Post-Effective Amendment No. 14 ("PEA No. 14") to the Registration Statement of First American Strategy Funds, Inc. ("FASF"), which was filed pursuant to Rule 485(a), on September 20, 2002. Based on our conversation, I understood that we were not required to file PEA No. 14, as no material changes were made to the previously filed registration statements of FASF. As you requested, we again confirm that no shares of FASF were sold based on information in PEA No. 14. Please note for your records that we filed a post-effective amendment to the Registration Statement of FASF pursuant to Rule 485(b) on Friday November 29, 2002.

         Please contact me if you have any questions or concerns.

Very truly yours,


/s/ Christopher O. Petersen


Christopher O. Petersen
Corporate Counsel